4600 Silicon Drive Durham, NC 27703 USA Main: (919) 407-5300

April 22, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention: Brian Cascio, Accounting Branch Chief

Re:      Cree, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2014
Filed August 27, 2014
Form 10-Q for the Quarterly Period Ended December 28, 2014
Filed January 21, 2015
File No. 000-21154

Dear Mr. Cascio:

Set forth below is our response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated April 9, 2015 relating to the Form 10-K for the Fiscal Year Ended June 29, 2014 and the Form 10-Q for the Quarterly Period Ended December 28, 2014 of Cree, Inc. (the “Company”).  This letter includes the comment from the letter in italics, with the Company’s response set forth immediately below.  The Company has repeated the headings and paragraph numbers from the letter for your convenience.

Form 10-Q for the Quarterly Period Ended December 28, 2014

Item 2. Management’s Discussion and Analysis

Revenue, page 23

1.
We note your discussion on page 23 that the significant decrease in LED Products revenue and significant increase in Lighting Products revenue in the six months ended December 28, 2014 was the result of overall changes in the number of units sold and lower pricing. In light of the significant changes in segment revenues your MD&A disclosure does not appear to provide investors with a thorough analysis of the underlying reasons for significant changes in financial statement line items each period. Please revise future filings to separately discuss and quantify each material factor that contributed to significant changes in individual line items in your statements of operations such as price or volume changes by type of product. Please also discuss the underlying material causes of these factors described and any expected future impact on operating results. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

RESPONSE:

The Company acknowledges the Staff’s comments and respectfully informs the Staff that it will provide the requested discussion in future filings in a manner consistent with the applicable guidance.

****

 In connection with the response in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response, please contact me at (919) 407-5913.

Sincerely,

CREE, INC.

/s/ Michael E. McDevitt
Michael E. McDevitt
Executive Vice President and
Chief Financial Officer

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